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September 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 6 Filed August 23, 2022 File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 6, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 6 with the Commission on August 23, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 7 (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Post-qualification Amendment No. 6 to Offering Statement on Form 1-A, filed August 23, 2022

Management's Discussion and Analysis, page 59

1.	Please revise to address material changes to individual Series and include disclosure of performance information for the Company's historical operations, including dividend payments, vacancies and defaults. In this regard, we note the 201 Signet Court Series property is vacant and has not engaged in any subsequent rental operations since January 2022, and it appears from the Landa App that the interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.

Response to Comment No. 1

In order to more clearly address the Staff’s comment, we have divided the comment into two parts.

●	Please revise to address material changes to individual Series and include disclosure of performance information for the Company's historical operations, including dividend payments, vacancies and defaults. In this regard, we note the 201 Signet Court Series property is vacant and has not engaged in any subsequent rental operations since January 2022, …

To the extent material, we believe that historical operations with respect to the Company (and in particular the Closed Series (as defined in the Offering Statement)) included in a Form 1-A (File No. 024-11648) qualified by the Staff on December 2, 2021 (the “Prior Offering Statement”) are only required to be updated in conformity with the timing of the Company’s semi-annual report on Form 1-SA and annual report on Form 1-K. With respect to the Open Series, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Offering Statement to include references to Company’s previously filed current reports on Form 1-U, which set forth recent developments and historical operations of such series as well as, for informational purposes, the Closed Series.

●	…and it appears from the Landa App that the interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.

Each of the Open Series and New Series (as defined in the Offering Statement, together the “Offered Series”) included in the Offering Statement has issued a note to the manager, Landa Holdings, Inc., bearing an interest of 4.5% (the “Acquisition Notes”). None of the Acquisition Notes of any New Series or Open Series bear interest of 4.8%.

The Company advises the Staff that the Acquisition Notes with respect to certain Open Series of the Company were paid down, or otherwise discharged with the proceeds received in exchange for a commercial promissory note bearing interest at a rate of 4.8% per annum that was issued to LendingOne, LLC (the “Refinance Notes”). The Company previously disclosed information about the Refinance Notes in its Prior Offering Statement, as well as its periodic filing on Form 1-U, dated December 14, 2021.

However, in response to the Staff’s comment, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Offering Statement to include material changes and historical operations of all series of the Company for informational purposes.

Combined Statement of Certain Revenue and Expenses

1 Organization and Nature of Activities, page F-171

2.	We note your response to our comment 1. In light of the initial lease commencement date at 201 Signet Court, please tell us what consideration you have given to providing audited financial statements of 201 Signet Court in accordance with Rule 8-06 of Regulation S-X.

Response to Comment No. 2

The Company advises the Staff that it no longer intends to offer membership interests in Landa Series 201 Signet Court and Landa Series 2137 D Hickory Bend SE and has removed these series from the Amended Offering Statement. The Company has also included disclosure in the Amended Offering Statement regarding the removal of these two Series.

3.	We refer you to your note (5) to the table on pages F-164 to F-166 and your note (5) to the table on page F-171. Please revise your filing to clarify to which property note (5) pertains. Further, in light of the initial lease commencement date at such property, please tell us what consideration you have given to providing audited financial statements of that property in accordance with Rule 8-06 of Regulation S-X.

Response to Comment No. 3

Please see our response to Comment #2 above. As a result of no longer offering membership interests in Landa Series 201 Signet Court or Landa Series 2137 D Hickory Bend SE (and the removal of their corresponding financial statements), the Company has revised the tables and associated footnotes beginning on pages F-164 and page F-171 and all footnotes now clearly identify the properties to which they relate.

Exhibits

4.	It appears you do not include lease agreements for each Series. We also note you do not include Property Page materials with information made available on the Landa App. Please file the materials for each Series or advise.

Response to Comment No. 4

In order to more clearly address the Staff’s comment, we have divided the comment into three parts.

●	Please advise why you believe the form-of lease agreements are sufficient for each Series.

The Company advises the Staff that title to each Property underlying an Offered Series currently is being held by Landa Properties LLC (“Landa Properties”), and all of the Properties that are currently leased to a tenant are subject to a lease agreement between the tenant and Landa Properties, and not the underlying Offered Series. Once the Offering Statement is qualified, Landa Properties will assign the lease agreements to the applicable Offered Series. The Company previously included this disclosure under footnote [5] of the Master Series Table.

With respect to the Properties that are currently leased, the Company believes that it has included all of the material terms of the lease agreements, including monthly rent and lease expiration date, in the Master Series Table, and that when reviewed along with the form of leases, comprises all of the relevant information reasonably necessary for a prospective investor to evaluate such Property. We refer the Staff to the Instructions to Item 601 of Regulation S-K, which is the equivalent regulation promulgated for companies registering securities under the Securities Act of 1933, as amended:

2. In any case where two or more indentures, contracts, franchises, or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. The Commission may at any time in its discretion require filing of copies of any documents so omitted.

In response to the Staff’s comment, as was done with the form of Promissory Notes, the Amended Offering Statement now includes the following cross-reference, substantially in the form set forth below, to the applicable information that is specific to each property, together with a link to the Master Series Table:

“Exhibit __: Form of __ Lease Agreement (see the Master Series Table of this Form 1-A for information with respect to material business terms of each Lease Agreement with respect to each Series).”

●	We also note you do not include Property Page materials with information made available on the Landa App. Please file the materials for each Series or advise.

The Company advises the Staff that the Property Page materials currently available on the Landa App relate only to Open Series and Closed Series of the Company for which securities were previously, or currently, offered, as applicable, under the Prior Offering Statement. The Company has not finalized the Property Pages for each New Series, and therefore such Property Pages are not yet available on the Landa App. The Company further advises the Staff that the Property Pages for the New Series, when finalized, will reflect material information that the Company believes is important for investors and that is already provided in the Offering Statement, or, following the qualification of the Offering Statement, in an Offering Circular supplement filed post-qualification under Rule 253(g) of Regulation A, in a current report on Form 1-U, and our semi-annual and annual reports on Forms 1-SA and 1-K, respectively, as applicable.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, General Counsel
Landa Holdings, Inc.
Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP

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